Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185676

TRILINC GLOBAL IMPACT FUND, LLC

SUPPLEMENT NO. 3 DATED JULY 7, 2016

TO THE PROSPECTUS DATED APRIL 28, 2016

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of TriLinc Global Impact Fund, LLC (the “Company”), dated April 28, 2016, as supplemented by Prospectus Supplement No. 1, dated May 11, 2016, and Prospectus Supplement No. 2, dated June 9, 2016 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide information regarding our public offering;

B.	To provide information regarding distributions declared; and

C.	To update the section of the Prospectus titled “Business.”

A.	Status of Our Public Offering

As of July 5, 2016, we had raised gross proceeds of approximately $227.1 million from the sale of approximately 23.0 million units of our limited liability company interest, including units issued pursuant to our distribution reinvestment plan.

B.	Declaration of Distributions

On June 21, 2016, with the authorization of our board of managers, the Company declared distributions for all classes of units for the period from June 1 through June 30, 2016. These distributions were calculated based on unitholders of record for each day in an amount equal to $0.00197268 per unit per day (less the distribution fee with respect to Class C units). On July 5, 2016, $710,279 of these distributions were paid in cash and on June 30, 2016, $552,796 were reinvested in the Company’s units for those investors participating in the Company’s unit Distribution Reinvestment Plan. Some or all of the Company’s distributions have been and may continue to be paid from sources other than cash flow from operations, such as capital contributions from the Sponsor, cash resulting from a waiver or deferral of fees, and/or proceeds from this offering.

C.	Update to the Section Titled “Business”

1.	The following information updates and supplements the “Business—Investments—Overview” section of the Prospectus to provide certain information regarding the Company’s investment portfolio as of June 30, 2016:

Investments

Since the Company commenced operations and through June 30, 2016, the Company has funded $341.9 million in aggregate investments, including $23 million in temporary investments. Of the aggregate investment amount, the Company has received $169.2 million in full aggregate transaction repayments from existing and exited trade finance, term loan, and temporary investment facilities. Of the aggregate transaction repayment amount, approximately $87.6 million represents transactions of trade finance, term loan, and temporary investment facilities that are closed and no longer part of the Company’s portfolio.

As of June 30, 2016 the Company had the following investments:

Investment Portfolio

Description	Sector	Country	Investment Type	Maturity[1]	Interest Rate[2]	Total Loan Commitment[3]	Total Amount Outstanding[4]	Primary Impact Objective
Agriculture Distributor	Farm-Product Raw Materials	Argentina	Trade Finance	9/30/2016	9.00%	$15,000,000	$15,000,000	Job Creation

Agricultural Products Exporter II	Farm-Product Raw Materials	Singapore[5]	Trade Finance	6/1/2016	11.50%	$10,000,000	$10,000,000	N/A6

Beef Exporter[7]	Meat Products	Argentina	Trade Finance	12/31/2016	11.66%	$9,000,000	$7,500,000	Job Creation

Chia Seed Exporter[8]	Field Crops, Except Cash Grains	Chile	Trade Finance	12/11/2016	10.90%	$2,500,000	$2,356,322	Agricultural Productivity

Consumer Goods Distributor[9]	Groceries and Related Products	Namibia	Trade Finance	10/21/2016	12.00%	$2,000,000	$750,000	Job Creation

Dairy Co-Operative	Dairy Products	Argentina	Trade Finance	7/29/2016	10.67%	$6,000,000	$6,000,000	Job Creation

Diaper Manufacturer	Converted Paper and Paperboard Products	Peru	Term Loan	6/15/2017	14.16%[10]	$3,700,000	$3,250,000	Job Creation

Electronics Assembler	Communications Equipment	South Africa	Trade Finance	8/23/2016	13.00%	$11,000,000	$4,994,532	Job Creation

Farm Supplies Distributor	Miscellaneous Non-Durable Goods	Zambia	Trade Finance	5/3/2016	12.43%	$10,000,000	$5,078,526	Job Creation

Fish Processor & Exporter	Commercial Fishing	Ecuador	Trade Finance	6/19/2016	9.00%	$2,000,000	$611,529	Job Creation

Fruit & Nut Distributor	Groceries and Related Products	South Africa	Trade Finance	5/22/2015[11]	17.50%	$1,250,000	$652,420	Job Creation

Hospitality Service Provider	Hotels and Motels	Cabo Verde	Term Loan	8/21/2021	13.50%	$17,000,000	$17,000,000	Job Creation

Integrated Steel Producer	Steel Works, Blast Furnaces, and Rolling and Finishing Mills	Zambia	Trade Finance	8/13/2016	13.00%	$6,000,000	$6,000,000	Job Creation

International Development Logistics Provider	Lumber and Other Construction Materials	Italy	Trade Finance	10/12/2016	8.50%	$5,000,000	$4,284,308	Access to New Markets

IT Service Provider	Computer Programming and Data Processing	Brazil	Term Loan	10/31/2019	13.50%	$14,000,000	$6,546,287	Job Creation

Marine Logistics Provider	Services Incidental to Water Transportation	Nigeria	Term Loan	9/16/2020	15.59%[12]	$16,050,000	$12,719,299	Capacity- Building

Meat Processor II	Meat Products	South Africa	Trade Finance	3/17/2017	14.50%	$2,800,000	$1,149,871	Job Creation

Metals Trader[13]	Metals and Minerals, Except Petroleum	United Kingdom	Trade Finance	11/2/2016	9.45%	$4,000,000	$3,853,428	Productivity & Competitiveness Improvement

Mine Remediation Company	Metal Mining Services	South Africa	Trade Finance	8/15/2016	17.50%	$2,500,000	$2,500,000	Job Creation

Oilseed Distributor	Fats and Oils	Argentina	Trade Finance	12/15/2016	8.75%	$6,000,000	$6,000,000	Job Creation

Power Producer	Electric Services	Ghana	Trade Finance	3/10/2017	11.50%	$11,500,000	$11,500,000	Access to Energy

Railway Equipment Provider	Rental of Railroad Cars	South Africa	Term Loan	1/31/2020	12.00%	$5,000,000	$4,570,619	Access to New Markets

Sesame Seed Exporter	Farm-Product Raw Materials	Guatemala	Trade Finance	3/31/2016	12.00%	$2,000,000	$1,000,000	Agricultural Productivity

Description	Sector	Country	Investment Type	Maturity[1]	Interest Rate[2]	Total Loan Commitment[3]	Total Amount Outstanding[4]	Primary Impact Objective

Shrimp[14] Exporter	Fresh or Frozen Packaged Fish	Ecuador	Trade Finance	6/6/2017	9.25%	$3,000,000	$3,000,000	Job Creation

Sugar Producer[15]	Field Crops, Except Cash Grains	Brazil	Term Loan	5/15/2017	17.43%	$3,000,000	$3,000,000	Capacity- Building

Tin Producer[16]	Primary Nonferrous Metals	Indonesia	Term Loan	6/30/2020	12.00%	$3,000,000	$3,000,000	Job Creation
Investment Portfolio Total						$173,300,000	$142,317,141

Temporary Investments[18]

Description	Sector	Country	Investment Type	Maturity	Interest Rate	Total Loan Commitment	Total Amount Outstanding	Primary Impact Objective
Agricultural Products Exporter II	Farm-Product Raw Materials	Singapore	Bridge Loan	5/21/2016	11.67%	$5,000,000	$5,000,000	N/A

Financial Services Provider II	Miscellaneous Business Credit Institutions	Mauritius	Promissory Note[19]	5/21/2016	12.00%	$15,000,000	$15,000,000	N/A
Temporary Investments Total						$20,000,000	$20,000,000
Investment Portfolio and Temporary Investments Totals						$193,300,000	$162,317,141

[1]	The Company’s trade finance borrowers may be granted flexibility with respect to repayment relative to the stated maturity date to accommodate specific contracts and/or business cycle characteristics. This flexibility in each case is agreed upon between the Company and the sub-advisor and between the sub-advisor and the borrower.
[2]	Interest rates are as of June 30, 2016 and, where applicable, are weighted averages amongst multiple transactions. Interest rates include contractual rates and accrued fees where applicable.
[3]	The total loan commitment represents the maximum amount that can be borrowed under the agreement. The actual amount drawn on the loan by the borrower may change over time. Loan commitments are subject to availability of funds and do not represent a contractual obligation to provide funds to a borrower.
[4]	The total amount outstanding represents the actual amount borrowed under the loan as of June 30, 2016. In some instances where there is a $0 balance, the borrower may have paid back the original amount borrowed under a trade finance facility and under an agreement, may borrow again.
[5]	The transaction is secured by specific collateral held by the borrower’s subsidiaries in Kenya, Tanzania, and Mozambique.
[6]	Impact data is not tracked for this investment. The Company does not track impact data for trade finance transactions that meet standard underwriting guidelines, but generally have the maturity of less than one year and involve borrowers with whom, at the time of funding, the Company does not expect to maintain an ongoing lending relationship or otherwise provide an open loan facility.
[7]	On June 30, 2016, the Company funded $5,000,000 to the Beef Exporter as part of an existing $9,000,000 revolving trade finance facility at an interest rate of 11.50%. Secured by purchase contracts and receivables, this transaction is set to mature on December 31, 2016.
[8]	On June 7, 2016, the Company funded $850,000 as part of an existing $2,500,000 revolving trade finance facility with the Chia Seed Exporter. With a fixed interest rate of 10.90%, the transaction is set to mature on December 11, 2016 and is secured by purchase contracts and receivables.
[9]	On June 24, 2016, the Company funded $750,000 as part of an existing $2,000,000 purchase and repurchase trade finance facility at a fixed interest rate of 12.00% to the Consumer Goods Distributor. The transaction, set to mature on October 21, 2016, is secured primarily by rice and sugar inventory.
[10]	The interest rate includes 2.50% of deferred interest.
[11]	The Company, together with its sub-advisor, have agreed to further extend the principal maturity date to facilitate the strategic sale of the Fruit & Nut Distributor. The sale of the borrower is currently being documented. In the interim, the borrower’s new owner has injected additional capital into the business to support ongoing working capital needs and small payments have started to be made against the balance that is due.
[12]	The interest rate is a variable rate of one month Libor +10.5% plus 4.68% in deferred fixed interest.
[13]	On June 2, 2016, the Company funded $1,853,428 as part of an existing $4,000,000 revolving receivables trade finance facility to the Metals Trader. With an interest rate of 9.45%, the transaction is set to mature on November 2, 2016 and is secured by sales contracts. The Company’s financing will facilitate the import of nickel cathodes into South Africa, which are used extensively in infrastructure development.
[14]	On June 29, 2016, the Company funded $3,000,000 as part of a new $3,000,000 revolving trade finance facility with the Shrimp Exporter. With a fixed interest rate of 9.25%, the transaction is set to mature on June 6, 2017 and is secured by inventory, accounts receivable, and purchase contracts. The borrower anticipates that the Company’s timely financing will enable the borrower to improve its competitiveness in the global marketplace while growing its employee base.
[15]	On August 27, 2015, the Company was informed that the borrower had filed for judicial recuperation with the local court in Brazil. On March 31, 2016, the Company placed the Sugar Producer on non-accrual status effective August 27, 2015. On June 15, 2016, the Company reached an agreement with the Sugar Producer on a repayment plan. The details of this plan are currently being ratified and documented but includes the full repayment of all principal and interest that is due.
[16]	On June 29, 2016, the Company funded $3,000,000 as part of a new $3,000,000 four year senior secured term loan facility with the Tin Producer for the financing of an eco-friendly electric furnace plant. With a fixed interest rate of 12.00%, the facility is set to mature on June 30, 2020 and is secured by primarily by plant property, machinery, and equipment. Throughout the course of the Company’s financing, it is anticipated that the borrower will increase the number of its employees and training opportunities as its business continues to grow and expand.

[17]	Temporary investments are defined as short-term investments that are not trade finance or term loan transactions that generally expire within one year, are intended to generate a higher yield than would be realized on cash and may be unsecured positions. The temporary investments that are unsecured positions may present a higher level of risk.
[18]	The promissory note from the Financial Services Provider is an unsecured position and therefore may present a higher risk profile.

As of June 30, 2016 the Company had exited the following investments:

Investment Portfolio
Description	Sector	Country	Investment Type	Transaction Date	Transaction Amount	Payoff Date	Internal Rate of Return (“IRR”)[1]	Primary Impact Objective
Agricultural Products Exporter I	Farm-Product Raw Materials	Singapore	Trade Finance	4/23/2015	$10,000,000	2/29/2016	11.85%	N/A2

Agricultural Supplies Distributor I	Miscellaneous Non-Durable Goods	South Africa	Trade Finance	10/15/2014	$15,202,091	8/14/2015	13.11%	Job Creation

Agricultural Supplies Distributor II	Miscellaneous Non-Durable Goods	South Africa	Trade Finance	10/06/2015	$8,563,423	6/1/2016	10.76%	Job Creation

Candle Distributor	Miscellaneous Manufacturing Industries	South Africa	Trade Finance	9/2/2014	$1,400,000	9/16/2015	14.27%	Job Creation

Cement Distributor	Cement, Hydraulic	Kenya	Trade Finance	9/23/2014	$12,000,000	10/15/2015	15.29%	Job Creation

Construction Materials Distributor	Hardware, Plumbing, and Heating Equipment	South Africa	Trade Finance	10/9/2014	$838,118	4/1/2016	13.00%	Job Creation

Electronics Retailer	Radio, Television, Consumer Electronics, and Music Stores	Indonesia	Term Loan	7/26/2013	$5,000,000	6/17/2014	19.59%	Access to Finance

Farm Supplies Wholesaler	Miscellaneous Non-Durable Goods	South Africa	Trade Finance	5/28/2015	$2,250,000	1/19/2016	13.14%	Agricultural Productivity

Fertilizer Distributor	Agricultural Chemicals	Zambia	Trade Finance	7/17/2014	$3,000,000	11/4/2014	12.65%	Job Creation

Food Processor	Groceries and Related Products	Peru	Term Loan	3/25/2014	$576,000	11/28/2014	14.01%	Job Creation

Frozen Seafood Exporter	Groceries and Related Products	Ecuador	Trade Finance	6/17/2013	$240,484	5/14/2014	13.49%	Job Creation

Industrial Materials Distributor	Mineral and Ores	South Africa	Trade Finance	11/20/2014	$4,030,000	12/15/2015	13.64%	Job Creation

Insulated Wire Manufacturer	Rolling, Drawing, and Extruding of Nonferrous Metals	Peru	Trade Finance	5/2/2014	$1,991,000	12/2/2014	8.43%	Job Creation

International Tuna Exporter	Groceries and Related Products	Ecuador	Trade Finance	7/17/2013	$1,000,000	10/9/2013	13.58%	Job Creation
Meat Processor I	Meat Products	South Africa	Trade Finance	7/7/2014	$2,950,000	4/1/2016	14.08%	Job Creation

Meat Producer	Meat Products	South Africa	Trade Finance	11/27/2015	$1,500,000	2/3/2016	14.83%	N/A2

Rice & Bean Importer	Groceries and Related Products	South Africa	Trade Finance	7/7/2014	$1,000,000	8/5/2015	12.97%	Job Creation

Rice Importer	Farm-Product Raw Materials	Kenya	Trade Finance	11/6/2015	$399,653	5/19/2016	11.50%	Food Security
Rice Producer	Cash Grains	Tanzania	Trade Finance	1/22/2015	$3,900,000	4/1/2016	12.04%	Job Creation

Seafood Processing Company	Miscellaneous Food Preparations and Kindred Products	Ecuador	Trade Finance	6/19/2013	$496,841	7/1/2013	13.44%	Job Creation

Textile Distributor	Apparel, Piece Goods, and Notions	South Africa	Trade Finance	7/25/2014	$7,026,515	5/30/2016	15.81%	Job Creation

Investment Portfolio
Description	Sector	Country	Investment Type	Transaction Date	Transaction Amount	Payoff Date	Internal Rate of Return (“IRR”)[1]	Primary Impact Objective

Timber Exporter	Sawmills and Planing Mills	Chile	Trade Finance	7/3/2013	$915,000	6/12/2014	10.25%	Job Creation

Waste Management Equipment Distributor	Machinery, Equipment, and Supplies	South Africa	Trade Finance	2/13/2015	$310,752	5/15/2015	20.19%	Equality & Empowerment

Investment Portfolio Total					$84,589,877

Investment Portfolio — Weighted Average IRR							13.57%

Temporary Investments[3]

mDescription	Sector	Country	Investment Type	Transaction Date	Transaction Amount	Payoff Date	Internal Rate of Return (“IRR”)[1]	Primary Impact Objective
Financial Services Provider I	Miscellaneous Business Credit Institutions	Mauritius	Promissory Note	9/23/2014	$3,000,000	11/17/2014	15.94%	N/A

Temporary Investments Total					$3,000,000

Temporary Investments – Weighted Average IRR							15.94%

Investment Portfolio and Temporary Investments Total					$87,589,877

Investment Portfolio and Temporary Investments – Weighted Average IRR							13.65%

[1]	Given that the loan has been paid off, this investment is no longer part of the Company’s portfolio. The internal rate of return is defined as the gross average annual return earned through the life of an investment. The internal rate of return was calculated by our Advisor (unaudited) as the investment (loan advance) was made and cash was received (principal, interest and fees).
[2]	Impact data is not tracked for this investment. The Company does not track impact data for trade finance transactions that meet standard underwriting guidelines, but generally have the maturity of less than one year and involve borrowers with whom, at the time of funding, the Company does not expect to maintain an ongoing lending relationship or otherwise provide an open loan facility.
[3]	Temporary investments are defined as short-term investments that are not trade finance or term loan transactions that generally expire within one year, are intended to generate a higher yield than would be realized on cash and may be unsecured positions. The temporary investments that are unsecured positions may present a higher level of risk.

Certain Portfolio Characteristics1

Total Assets (est.)	$195,000,000
Current Loan Commitments	$173,300,000
Leverage	0%
Weighted Average Portfolio Loan Size	$6,144,815
Weighted Average Portfolio Duration	1.29 years
Weighted Average Position Yield	12.08%
Average Collateral Coverage Ratio	1.61x
USD Denominated	100%
Senior Secured First-Lien	100%
Countries	16
Sectors	21

Top Five Investments by Percentage2

Company Description	Country	% of Total Assets
Hospitality Service Provider	Cabo Verde	8.7%
Agriculture Distributor	Argentina	7.7%
Marine Logistics Provider	Nigeria	6.5%
Power Producer	Ghana	5.9%
Agricultural Products Exporter II	Singapore	5.1%

Investment Type[3]	Developing Economies[3]	Sector Diversification[3]

[1]	All information provided in this section, with the exception of the Total Asset (est.) figure, does not include the Company’s temporary investment commitments such as the promissory note from the Mauritian Financial Services Provider and the bridge loan from the Singaporean Agricultural Products Exporter comprising 9.2% and 3.1%, respectively, of all the investments currently held by the Company. The promissory note from the Mauritian Financial Services Provider is an unsecured position.
[2]	This represents all countries/sectors where the Company currently has a loan commitment other than through a temporary investment. Due to the revolving debt nature of trade finance facilities and the timing of funding, it is possible that certain commitments currently have a zero outstanding balance and would therefore not be represented in the country/sector allocation charts, which represents invested capital.
[3]	The above charts represent investment type, developing economy, and sector diversification as a percentage of the total amount outstanding of the Company’s investments other than the Company’s temporary investments. The Company’s temporary investments include the promissory note from the Mauritian Financial Services Provider and the bridge loan from the Singaporean Agricultural Products Exporter comprising 9.2% and 3.1%, respectively, of all the investments currently held by the Company.

2.	The following disclosure supplements the “Business—Investments—Overview—Impact Overview” section of the Prospectus to provide an overview of the investment portfolio impact data collected by Company as of June 30, 2016:

The Company’s borrower companies currently employ a total of 14,844 employees1

Percentage of the Borrowers that:
Comply with local environmental, labor, health, safety and business laws, standards and regulations	100%
Demonstrate their positive impact on the community through community service and/or community donations	91%
Commit to working towards implementing international environmental and health and safety best practices	100%
Implement environmentally sustainable practices including energy savings, waste reduction and/or water conservation	91%
Top 5 Borrower Impact Objectives
1. Job Creation	83%
2. Agricultural Productivity & Food Security	26%
3. Capacity-Building	22%
4. Wage Increase	13%
5. Health Improvement	8%
Top 5 Borrower Environmental and Social Practices
1. Charitable Donations
2. Maternity/Paternity Leave
3. Fair Hiring and Recruiting
4. Energy Savings
5. Waste Reduction

[1]	All information provided in this section pertains exclusively to the Company’s Investment Portfolio and therefore does not include the Company’s Temporary Investments.

3.	The following disclosures are inserted in the section titled “Business – Investments – Investment Spotlights” on page 79 of the Prospectus:

Hospitality Service Provider

Investment Overview

Investment Type	Senior Secured Term Loan
Structure	Term Loan Due 8/21/2021
Facility Amount[1]	$17,000,000
Interest Rate	13.50%
Sector	Hotels and Motels
Cash Flow Coverage Ratio	>1.25x
Environmental, Social, and Governance Screens	Compliant
Primary Impact Objective	Job Creation

[1]	The facility amount represents the current amount that is available to the borrower under the agreement. This amount may change over time.
[2]	The cash flow coverage ratio is the ratio of the projected total cash available at the end of the current year to the annual interest and principal payments due on outstanding debt.

Borrower Background

The tourism industry is a powerful driver of economic development as it creates jobs and stimulates investment in infrastructure and growth in local industries, including agriculture, aquaculture, textiles, and retail consumption. This reciprocal relationship between tourism and economic development is exemplified in Sub-Saharan Africa. As stated in the March 2016 World Travel & Tourism Council Sub-Saharan Africa Report, the industry accounted for 6.5% of the region’s direct and indirect employment with 16.5 million jobs, contributed to 6.9% of the region’s GDP, and represented 5.7%, or $18.3 billion, of capital investment in the region in 2015.

The tourism industry is also a critical agent in improving the skills and capacities of the local labor force through training employees in international best practices in hospitality management and operations. This knowledge and skills transfer impact is evermore present in developing economies as the tourism industry contributes to bridging the divide between local human resource and international best practices, attracting foreign investment, and improving local tourism’s competitive position in the global marketplace. Understanding the importance that this industry has in promoting economic development and strengthening the capacities of the local labor market, the Company extended a $17,000,000 senior secured five-and-a-half year term loan facility to a hospitality service provider engaged in the design, development, operation, and management of two new hotel properties located in the Cabo Verde archipelago.

The borrower has operated in the country since 2007 and has grown into one of the most recognized hospitality property developers in the country. As a part of these new hotel developments, the borrower seeks to create up to 1,000 new jobs among the local labor force. Interwoven into its job creation impact, the borrower offers all of its employees job-specific capacity building programs that seek to strengthen local capabilities through trainings in health and safety, first aid, hospitality/customer relations, management skills, English language, and general management practices. The borrower also enrolls general managers employed at its facilities in management courses offered by a U.S. Ivy League university. Consistent with its focus on promoting economic development through empowering local capacities, the borrower created a foundation in 2012 to focus primarily on improving the quality of life for local youth through educational and good health initiatives, including the construction of new school buildings and provision school kitchen equipment and supplies.

Power Producer

Investment Overview

Investment Type	Senior Secured Trade Finance
Structure	Equipment Purchase Facility
Facility Amount[1]	$11,500,000
Interest Rate	11.50%
Sector	Electric Services
Collateral Coverage Ratio[2]	>1.05x
Environmental, Social, and Governance Screens	Compliant
Primary Impact Objective	Access to Energy

[1]	The facility amount represents the maximum amount that can be borrowed under the agreement. The actual amount drawn on the facility by the borrower may change over time.
[2]	The collateral coverage ratio is the amount of collateral the borrower must maintain in relation to the total amount outstanding on the facility.

Borrower Background

Founded in 2010, the borrower is an independent power producer that provides turn-key energy generation solutions for companies operating in Ghana. The borrower engages in the engineering, procurement, construction, operations, and maintenance of power generation facilities. The Company’s financing will enable the borrower to create new facilities, thereby providing increased access to energy in Ghana and contributing to reducing the demand pressures and blackout frequency that currently burden the country’s electric grid. The Company’s trade finance facility is secured through a letter of credit issued by a local Ghanaian bank as well as the underlying power generation equipment

Railway Equipment Provider

Investment Overview

Investment Type	Senior Secured Term Loan
Structure	Term Loan Due 1/31/2020
Facility Amount[1]	$5,000,000
Interest Rate[2]	12.00%
Sector	Rental of Railroad Cars
Cash Flow Coverage Ratio[2]	>1.25x
Environmental, Social, and Governance Screens	Compliant
Primary Impact Objective	Access to New Markets

[1]	The facility amount represents the current amount that is available to the borrower under the agreement. This amount may change over time.
[2]	The cash flow coverage ratio is the ratio of the projected total cash available at the end of the current year to the annual interest and principal payments due on outstanding debt.

Borrower Background

Established in 2013, the borrower specializes in providing railway and road infrastructure equipment leasing solutions to clients throughout Sub-Saharan Africa. Rail infrastructure and equipment are critical economic growth drivers and transport mediums for the region as they facilitate improved access to international markets and reduce transaction costs for private enterprises, particularly SMEs, operating in remote areas and/or challenging topographies. The Company’s financing will be used by the borrower to purchase refurbished rail locomotives to fulfill lease contracts with clients that seek to enhance market connectivity and foster productivity and competitiveness improvements across the continent’s growth industries. The Company’s term loan facility is secured by a first security interest over leased machinery and cash flows derived from the underlying lease contracts.